Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following are organizational announcement questions and answers distributed to Peoples Energy employees via email October 9, 2006.

WPS Resources and Peoples Energy
NewCo Organizational Announcement

Questions & Answers

Employee Questions

1. Q: How is the organizational structure different than the current organizational design of WPS Resources and Peoples Energy?

A: The new organizational structure was designed to integrate the operations of WPS and Peoples Energy into a single, successful organization that best meets the needs of customers, employees, shareholders and all of our stakeholders. The NewCo organizational structure is built around three distinct entities: the holding company - which will oversee and manage the entire organization; the operating companies - which are the regulated and non-regulated subsidiaries that deliver services to our customers; and the services group - which is divided into two areas, shared services - which provides support to all areas of the company and External Affairs, which oversees Regulatory, Government, Community Relations and Communications.

2. Q: What other organizational structures were considered?

A: The organizational design team worked with an outside consultant to review and consider an array of potential structures for the new company. It was determined that the one we selected would best meet the needs of our customers, employees, shareholders and all of our stakeholders.

3. Q: What was the rationale for using this structure?

A: This new structure was selected because it promotes a more efficient, effective company that will better serve customers.
• Facilitates greater synergy among all parts of the organization by combining similar services;
•  Increases the speed, and ease of implementation, while decreasing the costs;
•  Makes it easier to provide cost allocation information to regulators and government officials;
•  Clarifies organizational roles and accountabilities and establishes clear P&L accountability;
•  Promotes efficient and effective organizational performance because, in most cases, operational services will be closer to their operating units, and nearly all similar services will be combined;
•  Aligns with the overall corporate strategy of growth through acquisition; and,
•  Promotes customer focus and operational excellence by elevating the customer relations function in the gas business, and keeping the operational support functions close to the responsible executives.

4. Q: How did the company choose the managers it named today?

A: The leaders announced today were selected through a six-step assessment and selection process developed by Larry Weyers and his team, with support from Human Resources leaders from both companies, and the HR Horizontal Support Team.

The leaders are being drawn from the talents of both companies to ensure we integrate the operations of WPS and Peoples Energy into a single, successful organization that exceeds the needs of customers, employees, shareholders and all of our stakeholders.

Moving forward, every position across the new organization will be filled using the assessment and selection process described above to ensure all eligible candidates are considered from both organizations. There will be no exceptions. We will share more information about this process as we gradually begin to fill the remaining positions in the new company.

5. Q: The leaders you announced today seem to come mostly from WPS with only a few exceptions. Did you think it was necessary to remove some of Peoples leaders due to the criticism that the company has faced in recent years?

A: The leaders of the proposed new company are being drawn from the talents of both companies. All eligible candidates, including the leaders announced today, must go through the same job assessment and selection process. The leaders announced today were selected through this process and are the most qualified for the jobs.

6. Q: When will the rest of the people be selected for the positions on the organizational charts? Why is it taking so long?

A:  We are actually moving rather quickly through this process, but we want to make sure we get it right. The remaining open positions will be filled in the coming months using the formal assessment and selection process that identifies the best qualified candidates from both companies to fill the roles we will need to achieve operational excellence in the new company.

7.  Q: How will these other managers be chosen?

A:  The Level 2 and Level 3 managers who were named today will begin identifying and interviewing candidates for their respective teams in the coming months using the formal assessment and selection a process that identifies the best qualified candidates from both companies to fill the roles we will need to achieve operational excellence in the new company.

8.  Q: Did anyone lose their job today?

A:  No. This organizational structure shows how the company will look after the transaction is approved. Until that time, everyone will continue in their present roles at WPS and Peoples. In fact, we are asking all of our employees to remain committed to serving the needs of our customers as we enter our busiest season at the natural gas utilities.

9.  Q: When will any layoffs be announced?

A:  No jobs will be affected prior to the closing of the transaction. When the time comes to make staffing changes, the company will provide appropriate support to employees who are impacted as a result of the merger.

10. Q: Will displaced managers receive severance packages? How much are they worth?

A:  The company will provide appropriate support for employees who are impacted as a result of the merger. For more details about the special severance plan that was announced last week, please go to the October 3, 2006 Transition Update posted on PowerNet and PeoplesNet. It provides more detail about the terms of the plan.

11. Q: When will non-manager employees find out if they have a job?

A:  The organizational design process for the new company is ongoing and will likely continue after the two companies become one. Therefore, it’s impossible to predict when and if specific functions or jobs will be impacted. Remember: no jobs will be affected prior to the closing of the transaction. Once the transaction is approved, as changes and decisions are made, the company will act quickly to notify any employees whose jobs are affected by the integration, and will provide them appropriate support to ease their transition.

12. Q: If an employee decides to leave the company before the merger is finalized, will they get a severance package?

A:  No. The special severance package that was recently announced is designed to encourage employees to remain at the company during the transition process to continue serving our customers well. The severance plan is intended for employees who leave the company involuntarily as a direct result of the WPS-Peoples Energy merger. This plan was put in place to offer appropriate assistance to employees who are affected by the merger.

13. Q: What about Union employees? Are their jobs secure?

A:  As we’ve said previously, union employees will be treated in accordance with their individual bargaining unit agreements with the companies. Remember, despite the merger, we still have to continue serving the needs of our customers and we need the continued commitment of employees at every level in all of our businesses in order to achieve this goal.

14.Q: How many employees will have to relocate? Which functions will move?

A: It is still too early to determine exactly how many employees or what functions may be needed in the four states in which the new company will operate. It is safe to say that very few of our overall combined workforce of more than 5,000 employees will have to relocate.

15. Q: How many employees will eventually lose their job?

A:  At this point, we can’t say. Although some positions may be eliminated, new opportunities will also be created once our two companies combine. We are committed to identifying qualified employees from throughout both companies to fill any open positions.

16. Q: When will you announce the new Holding Company name?

A:  We believe we will be ready to announce the new Holding Company name in the very near future. And, of course, we will share this information with you as soon as it is finalized. Remember, the names and brand platforms for all of the regulated utilities will remain the same. The name of the new non-regulated company that will be created as a result of the merger will take a name that is complementary to the new holding company name. .

Forward-Looking Statements
-----------------------------------
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------------
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
------------------------------------------------
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
--------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.